**NOTICE OF ANNUAL MEETING**
**OF**
**SHAREHOLDERS**
**OF**
**BWC FINANCIAL CORP.**

**TO BE HELD**
**MAY 23, 2006 at 10 A.M.**
**Dean Lesher Regional Center for the Arts**
**Margaret Lesher Theatre Lobby**
**1601 Civic Drive, 2<sup>nd</sup> Floor**
**Walnut Creek, CA 94596**

**AND**
**PROXY STATEMENT**

**BWC FINANCIAL CORP.**
1400 Civic Drive
Walnut Creek, California 94596
April 17, 2006

Dear Shareholder:

You are cordially invited to attend the annual meeting of the shareholders of BWC Financial Corp. (the holding company for Bank of Walnut Creek) which will be held on Tuesday, May 23, 2006, at 10:00 a.m. at the Dean Lesher Regional Center for the Arts, Margaret Lesher Theatre Lobby, 1601 Civic Drive, 2$^{nd}$ Floor, Walnut Creek, CA 94596. Enclosed are the secretary's official Notice of the Annual Meeting of Shareholders, a proxy statement describing the business to be transacted at the meeting, and other information regarding BWC Financial Corp. and Bank of Walnut Creek, and a proxy for use in voting at the meeting.

You will be asked at the meeting to (1) vote on the election of Directors of BWC Financial Corp. for the ensuing year and until their successors are duly elected and qualified; (2) ratify the selection of independent auditors, and (3) act on such other business as may properly come before the meeting. You are urged to read the accompanying proxy statement carefully, as it contains a detailed explanation of all matters upon which you will be asked to vote.

Management believes that the ratification of the nominated persons as directors is in the best interests of BWC Financial Corp. and its shareholders. Your Board of Directors unanimously recommends a vote "For" those persons. Your Board of Directors unanimously recommends a vote "For" the election of the independent auditors.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, you are requested to complete, date, sign, and return the proxy in the enclosed postage-paid envelope.

Sincerely,


James L. Ryan
Chairman of the Board
and Chief Executive Officer

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 23, 2006

To the Shareholders of BWC Financial Corp.

The annual meeting of BWC Financial Corp. ("BWC") shareholders will be held on Tuesday, May 23, 2006, at 10:00 a.m. at the Dean Lesher Regional Center for the Arts, Margaret Lesher Theatre Lobby, 1601 Civic Drive, 2$^{nd}$ Floor, Walnut Creek, CA 94596, for the purpose of (1) electing 7 persons to serve as directors of BWC for the ensuing year and until their successors are duly elected and qualified, (2) ratifying the selection of independent auditors, and (3) acting upon such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 31, 2006, will be entitled to vote at the meeting or any adjournment thereof. BWC's annual report for the year ended December 31, 2005, is enclosed. The annual report contains financial and other information but it is not to be deemed a part of the proxy soliciting material.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO VOTE BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY FORM PROMPTLY. AS AN ALTERNATIVE, THE PROXY MAY BE VOTED VIA THE INTERNET, OR BY PHONE, AS EXPLAINED ON THE ENCLOSED PROXY FORM. YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME IT IS VOTED.

By Order of the Board of Directors


Leland E. Wines
Secretary

Approximate mailing date of proxy material: April 17, 2006

**PLACE OF ANNUAL MEETING:**      Dean Lesher Regional Center for the Arts
Margaret Lesher Theatre Lobby
1601 Civic Drive, 2$^{nd}$ Floor
Walnut Creek, CA 94596


**DATE OF ANNUAL MEETING**:      May 23, 2006
**TIME OF ANNUAL MEETING:**      10:00 a.m.

**PROXY STATEMENT**
**OF**
**BWC FINANCIAL CORP**
1400 Civic Drive
Walnut Creek, California 94596

These proxy materials are furnished in connection with the solicitation by the management of BWC Financial Corp., a California corporation ("BWC"), of proxies for use at the annual meeting of the shareholders of BWC to be held on Tuesday, May 23, 2006, at 10:00 a.m. at the Dean Lesher Regional Center for the Arts, Margaret Lesher Theatre Lobby, 1601 Civic Drive, 2nd Floor, Walnut Creek, CA 94596, and at any adjournment thereof.

It is expected that this proxy statement and the accompanying notice and form of proxy will be mailed to shareholders on or about April 17, 2006.

PURPOSE OF MEETING

The matters to be considered and voted upon at the meeting will be:

1.      Election of Directors. The election of seven directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified.

2.      Independent Auditors. The ratification of the Board of Directors' selection of independent auditors.

3.      Other Business. Transacting such other business as may properly come before the meeting and any adjournments thereof.

The election of directors will be effective as of the date of the shareholders' vote.

GENERAL PROXY STATEMENT INFORMATION

BWC, a corporation existing and organized under the laws of the State of California, is authorized to issue up to 25,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of March 31, 2006, only one class of stock was issued consisting of shares of common stock.  All of the shares are voting shares and are entitled to vote at the annual meeting. Only those shareholders of record as of March 31, 2006, (the "Record Date") will be entitled to notice of, and to vote at, the meeting.  On that date, 4,128,829 shares of common stock were outstanding.  The determination of shareholders entitled to vote at the meeting and the number of votes to which they are entitled was made on the basis of BWC's records as of the Record Date.  The presence in person or by proxy of a majority of the outstanding shares of stock entitled to vote at the annual meeting will constitute a quorum for the purpose of transacting business at the meeting.  Abstentions, shares for which voting authority has been withheld from any nominee, and "broker non-votes" (as defined below) will be counted for purposes of determining the presence or absence of a quorum.

A broker or nominee holding shares for beneficial owners may vote on certain matters at the meeting pursuant to discretionary authority or instructions from the beneficial owners, but with respect to other matters for which the broker or nominee may not have received instructions from the beneficial owners and may not have discretionary voting power under the applicable rules of the New York Stock Exchange or other self-regulatory organization to which the broker or nominee is a member, the shares held by the broker or nominee may not be voted.  Such un-voted shares are called "broker non-votes."  The rules of the New York Stock Exchange and other self-regulatory organizations generally permit a broker or nominee, in the absence of instructions, to deliver a proxy to vote for directors in an uncontested election and for the proposal to ratify the selection of independent auditors. Consequently, shares held by a broker or nominee will not constitute "broker non-votes" regarding those two proposals.

Revocability of Proxies

A proxy for use at the meeting is enclosed.  Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised by filing with the Secretary of BWC an instrument revoking it or by filing a duly-executed proxy bearing a later date.  In addition, the powers of the proxy holder will be revoked if the person executing the proxy is present at the meeting and elects to vote in person by advising the Chairman of the meeting of such election.  Subject to such revocation or suspension, all shares represented by a properly executed proxy received in time for the meeting will be voted by the proxy holders in accordance with the instructions on the proxy.

IF NO INSTRUCTION IS SPECIFIED WITH REGARD TO A MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF MANAGEMENT "FOR" THE ELECTION OF ALL NOMINEES FOR DIRECTORS, LISTED HEREIN, AND "FOR" RATIFICATION OF THE BOARD OF DIRECTORS' SELECTION OF INDEPENDENT AUDITORS.

Person Making the Solicitation

This solicitation of proxies is being made by the Board of Directors of BWC.  The expense of preparing, assembling, printing, and mailing this proxy statement and the material used in the solicitation of proxies for the meeting will be borne by BWC.  It is contemplated that proxies will be solicited principally through the use of the mail, but officers, directors, and employees of BWC and the Bank may solicit proxies personally or by telephone, without receiving special compensation therefor.  Although there is no formal agreement to do so, BWC may reimburse banks, brokerage houses, and other custodians, nominees, and fiduciaries for their reasonable expense in forwarding these proxy materials to their principals.

Voting Rights

In connection with the election of directors, and in accordance with applicable California law, each shareholder entitled to vote may vote the shares owned by such shareholder as of the

Record Date cumulatively if a shareholder present at the meeting has given notice at the meeting, prior to the voting, of his or her intention to vote cumulatively. If any shareholder has given such notice, then all shareholders entitled to vote for the election of directors may cumulate their votes for candidates properly nominated. Under cumulative voting, each share carries as many votes as the number of directors to be elected, and the shareholder may cast all of such votes for a single nominee or may distribute them in any manner among as many nominees as desired. In the election of directors, the seven nominees receiving the highest number of votes will be elected.

On all other matters submitted to the vote of the shareholders, each shareholder is entitled to one vote for each share of common stock owned as of the Record Date on the books of BWC. The Record Date is March 31, 2006.

## ITEM NUMBER 1:
## ELECTION OF DIRECTORS OF BWC

Directors and Nominees

At the meeting, seven (7) directors of BWC (the entire Board of Directors) are to be elected to serve until the next annual meeting of shareholders and until their successors are elected and qualified. All of the nominees listed are currently members of the Board of Directors. The Bylaws of BWC provide for not less than seven (7) nor more than thirteen (13) directors, with the exact number being seven (7) until changed by bylaw amendment adopted by the Board of Directors. The following named persons are nominated by the Nominating Committee of the Board of Directors and, unless the shareholder marks the proxy to withhold the vote, the enclosed proxy, if returned and not subsequently revoked, will be voted in favor of their election as directors. If for any reason any such nominee becomes unavailable for election, the proxy holders will vote for such substitute nominee as may be designated by the Board of Directors. The proxy holders reserve the right to cumulate votes for the election of directors and to cast all of such votes for any one or more of the nominees, to the exclusion of the others, and in such order of preference as the proxy holders may determine in their discretion, if cumulative voting is involved as described above under "voting rights".

All of the current and nominated board members are encouraged and expected to attend the annual meeting. All seven of the members of the Board attended the 2005 annual meeting.

Because BWC is the parent corporation of Bank of Walnut Creek (the "Bank"), certain information is being provided with respect to the Bank's Board of Directors and its standing committees during 2005. The Bank's Board of Directors is composed of the same individuals as BWC's Board of Directors.

| DIRECTORS | AGE | PRINCIPAL OCCUPATION - PAST FIVE YEARS | YEAR FIRST ELECTED A DIRECTOR |
|---|---|---|---|
| | | | |
| Richard G. Hill | 69 | Owner – R.G. Hill & Company, a Real estate property management and brokerage firm in Central Contra Costa County | 1980 |
| | | | |
| Reynold C. Johnson III | 55 | Chairman and CFO – Pacific Land Enterprises Inc., a real estate development and investment corporation | 1981 |
| | | | |
| Craig A. Lazzareschi | 59 | President – Greater Bay Development Corp., a real estate development and investment company | 1980 |
| | | | |
| Tom J. Mantor | 51 | President and COO – Bank of Walnut Creek | 1994 |
| | | | |
| John F. Nohr | 65 | President – Woodminster Company Realtors - Developers | 1981 |
| | | | |
| James L. Ryan | 72 | Chairman and CEO – Bank of Walnut Creek and BWC Financial Corp. | 1980 |
| | | | |
| John L. Winther | 66 | President – Delta Wetlands, Inc. | 1981 |

The Board of Directors of BWC held twelve regular meetings and one special meeting during 2005. BWC's Board of Directors had no standing committees during 2005. All of the directors attended at least 75% of the meetings of the Board.

Committees of the Bank's Board of Directors

The Board of Directors of the Bank has established the following standing committees, with membership during 2005 as noted: Loan Committee: Messrs. Hill, Lazzareschi, Ryan, Johnson, Nohr and Mantor.  Investment Committee: Messrs. Ryan, Nohr, and Johnson with Mr. Wines an ex-officio member; Audit Committee: Messrs. Hill, Lazzareschi, Nohr, Johnson, and Winther; Compensation Committee: Messrs. Hill, Johnson, Lazzareschi, Nohr, Winther; and Nominating Committee: Messrs. Nohr, Johnson and Lazzareschi.

Loan Committee:

The Loan Committee holds regularly scheduled meetings weekly.  Its functions are (1) to establish the loan policies for the Bank and recommend the lending limits for the Bank's officers for Board approval, (2) review the Bank's overall loan position as it exists from time to time, (3) review all loans in excess of the Bank's officers' lending limits, and (4) review proposals on the purchase of loans from other institutions. During 2005 this committee met 48 times.

Investment Committee:

The Investment Committee meets monthly. Its functions are to establish the investment policies for the Bank, review the Bank's investment portfolio, and make periodic changes. During 2005 this committee met 12 times.

Audit Committee:

The Audit Committee, consisting only of independent members of the Board as defined in applicable NASDAQ rules and regulations, meets at least quarterly. It is directly responsible for the appointment, compensation and oversight of the work of the independent auditors; to coordinate internal and external audit activities; and to review the report of the independent auditors. Although no member of the Audit Committee is a "financial expert" as defined in the Sarbanes-Oxley Act of 2002, the Board of Directors believes that each of the current members of the Committee has sufficient employment experience to provide them with appropriate financial sophistication to properly and fully carry out the duties and responsibilities of the Committee.  During 2005 this committee met 7 times.

Compensation Committee:

The Compensation Committee meets annually or at the call of the Chairman of the Committee.  All of the members of the Committee are independent directors as defined in the applicable NASDAQ rules and regulations.  Its function is to review and establish the compensation for the Bank's executive officers.  During 2005 this committee met once.

Nomination Committee:

The Nominating Committee meets annually and its functions are to nominate persons for BWC's and the Bank's Boards of Directors. All of the members of the Committee are independent members of the board as defined in the applicable NASDAQ rules and regulations. The Nominating Committee does not have a Charter but the Board of Directors has adopted a resolution which provides for the nomination process described in this paragraph. The Committee reviews the involvement and contributions of the existing Board members in determining whether to nominate such persons for election to the Board for the succeeding year. The Committee will consider suggestions or recommendations for board membership received from shareholders. Shareholders who wish to make such suggestions or recommendations for Board members should forward their written suggestions and an outline of their candidates' qualifications to any member of the Nominating Committee addressed to the main office of BWC. The standards and qualifications to be considered for Board membership include local community involvement, sound reputation, and business or educational experience that will be beneficial to BWC.

Each of the nominees submitted by the Committee for election at the 2005 annual meeting of shareholders is currently a member of the Board of Directors. During 2005 this committee met once.

During 2005, the Board of Directors of the Bank met 13 times. No director attended fewer than 75% of the total number of meetings of the Board during the time he was a member of the Board and of the committees of which he is a member.

Executive Officers

Persons who currently serve as executive officers of the Bank and/or BWC are as follows:

| EXECUTIVE OFFICERS | AGE | POSITION WITH BWC OR BANK AND PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS |
|---|---|---|
| | | |
| James L. Ryan | 72 | Chief Executive Officer and Chairman. Has been CEO of the Bank since its inception in 1979. |
| | | |
| Tom J. Mantor | 51 | President of the Bank and Chief Operating Officer since December 1993. Has been with the Bank since 1991. |
| | | |
| Leland E. Wines | 61 | Executive Vice President and Chief Financial Officer. Has been with the Bank since 1983. |
| | | |
| John R. Sheets | 64 | Executive Vice President, Chief Credit Officer. Has been with the Bank since August 2000. |
| | | |
| Andrea L. Head | 48 | Executive Vice President, Real Estate Division. Has been with the Bank since 1983. |

Security Ownership

BWC has only one class of stock issued and outstanding, that being its common stock. Information concerning the beneficial ownership of BWC's common stock as of March 31, 2006, by each director, executive officer, and by the directors and officers of BWC and the Bank as a group, and by each person holding 5% or more of BWC stock, is set forth in the following table.

| Name of Beneficial Owner | Number of Shares Beneficially Owned(A) | Options Vested(B) | ESOP Shares(C) | Total Shares (A)+(B)+(C) | Percent of Total(D) |
|---|---|---|---|---|---|
| Andrea L. Head | 44,076 | 5,150 | 41,186 | 90,412 | 2.15% |
| Richard G. Hill | 273,039 | 2,190 | - | 275,229 | 6.54% |
| Reynold C. Johnson III | 218,912 | 2,190 | - | 221,102 | 5.26% |
| Craig A. Lazzareschi | 45,757 | 2,190 | - | 47,947 | 1.14% |
| Tom J. Mantor | 160,874 | 4,277 | 26,385 | 191,536 | 4.55% |
| John F. Nohr | 123,598 | 2,190 | - | 125,788 | 2.99% |

| | | | | | |
|---|---:|---:|---:|---:|---:|
| James L. Ryan | 554,682 | 6,864 | 2,340 | 563,886 | 13.41% |
| John R. Sheets | - | 2,562 | 3,154 | 5,716 | 0.14% |
| Leland E. Wines | 100,029 | 4,167 | 51,134 | 155,330 | 3.69% |
| John L. Winther | 113,973 | 2,190 | - | 116,163 | 2.76% |
| | | | | | |
| Officers and Directors as a group (10 in number) | 1,634,940 | 33,970 | 124,199 | 1,793,109 | 42.64% |
| | | | | | |
| BWC ESOP Plan (C) | 269,160 | - | - | 269,160 | 6.40% |
| | | | | | |
| Total Shares and Vested Options (D) | 4,205,439 | | | | |

---

(A)    Unless otherwise indicated, each person listed has sole investment and voting power with respect to the shares listed. Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes shares allocated through the BWC Employee Stock Ownership Plan and Trust.

(B)    Includes any shares of which beneficial ownership may be acquired within 60 days of March 31, 2006, by the exercise of stock options.

(C)    Substantially all eligible, salaried employees of the Corporation are covered by an Employee Stock Ownership and Savings Plan.  Employees may, up to prescribed limits, contribute to the plan.  Portions of such contributions are matched by the Corporation.  The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings.  The expense for this plan, for both matching and discretionary contributions, was $485,000 in 2005.  Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.  This plan is administered by senior management members in accordance with the terms of the plan.

(D)    Includes all shares issued and outstanding plus vested options which may be exercised within 60 days of March 31, 2006.

Section 16(a) of the Securities Exchange Act of 1934 requires BWC's Directors and executive officers and persons who own more than 10% of a registered class of BWC's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of BWC.  Officers, directors, and greater-than-10-percent shareholders are required by SEC regulation to furnish BWC with copies of all Section 16(a) forms they file.

To BWC's knowledge, based on a review of the copies of such reports furnished to BWC and written representations that no other reports were required, during the fiscal year ended December 31, 2005, all Section 16(a) filing requirements applicable to its officers, directors, and 10-percent shareholders have been satisfied.

**The following table shows for the three fiscal years ended December 31, 2005, 2004 and 2003, the compensation paid to the Bank's executive officers.**

| Annual Compensation | | | | | Long-Term Compensation Awards | | Payouts | |
|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) |
| Name and Principal Position | Year | Salary | Bonus (A) | Other Annual Compensation (B) | Restricted Stock Award(s) | Securities Underlying Options/ SAR (#) | LTIP Payouts | All other Compensation ( c) |
| James L. Ryan | 2005 | $ 325,278 | $ - | $ 29,250 | - | - | - | - |
| Chief Executive Officer/ | 2004 | $ 315,803 | $ - | $ 27,000 | - | - | - | - |
| Chairman of the Board | 2003 | $ 306,605 | $ - | $ 31,500 | - | - | - | - |
| Tom J. Mantor | 2005 | $ 189,636 | $ - | $ 22,750 | - | - | - | - |
| President/ | 2004 | $ 184,113 | $ - | $ 21,600 | - | - | - | - |
| Chief Operating Officer | 2003 | $ 178,750 | $ - | $ 24,500 | - | - | - | - |
| Leland E. Wines | 2005 | $ 153,937 | $ - | $ - | - | - | - | - |
| Executive Vice President/ | 2004 | $ 149,453 | $ - | $ - | - | - | - | - |
| Cashier/Chief Financial Officer | 2003 | $ 145,100 | $ - | $ - | - | - | - | - |
| John Sheets | 2005 | $ 168,838 | $ 30,325 | $ - | - | - | - | - |
| Executive Vice President/ | 2004 | $ 163,920 | $ 16,995 | $ - | - | - | - | - |
| Chief Credit Officer | 2003 | $ 159,135 | $ 30,125 | $ - | - | - | - | - |
| Andrea L. Head | 2005 | $ 143,222 | $ 103,958 | $ - | - | - | - | - |
| Executive Vice President/ | 2004 | $ 139,050 | $ 104,622 | $ - | - | - | - | - |
| Real Estate Division | 2003 | $ 135,000 | $ 105,145 | $ - | - | - | - | - |

(A) The Bank maintains an incentive bonus plan for executive officers. Under such plan, an incentive pool is created based upon the criterion of return on the Bank's average assets. The incentive pool is allocated based on salary and performance. The amounts set forth above reflect bonuses paid in the current calendar year based on the prior year's performance. The Bank paid bonuses to the named executive officers for the fiscal year ended December 31, 2005 during 2006.

(B) Amounts reflect Board of Director fees paid to such persons.

(C) Other compensation is paid, including profit sharing and matching contributions to the Bank's ESOP and Profit Sharing Plan. In addition, employees may receive benefit from the use of a company automobile and the cost of membership in a country club. The aggregate amount of such other compensation is not separately listed because it does not exceed the lesser of $25,000 or 10% of the annual compensation reported for such persons.

**Stock Option Grants in Last Fiscal Year**

The table below sets forth certain information regarding stock options granted
to executive officers of the Corporation during the last fiscal year.

| (a) | | (b) | (c ) | (d) | (e) |
|---|---|---|---|---|---|
| Name | Grant Date | Options Granted (#) | Percent of Total Options Granted to Employees in Fiscal Year | Exercise Price Per Share | Expiration Date |
| Andrea L. Head | 12/15/2005 | 1,500 | 8.82% | $22.64 | 12/16/2014 |
| Tom J. Mantor | 12/15/2005 | 1,500 | 8.82% | $22.64 | 12/16/2014 |
| James L. Ryan | 12/15/2005 | 1,500 | 8.82% | $22.64 | 12/16/2014 |
| John R. Sheets | 12/15/2005 | 1,000 | 5.88% | $22.64 | 12/16/2014 |
| Leland E. Wines | 12/15/2005 | 1,500 | 8.82% | $22.64 | 12/16/2014 |

The Board of Directors of BWC adopted the 1990 Incentive Stock Option Plan
(the "1990 Plan") in May 1990 and the Board of Directors of BWC adopted the 2000
Stock Option Plan (the "2000 Plan") in May 2000.  The 1990 Plan terminated on
April 17, 2000, although options granted under the 1990 Plan remain outstanding.
The 2000 Plan was approved by BWC's shareholders at the 2000 annual meeting.

**Options Exercised and Year-end Value Table**

The table below provides information regarding options exercised in fiscal 2005 by the
executive officers of BWC and the value of such unexercised options as of December 31, 2005.

| (a) | Options Exercised in Fiscal 2004 (#) | | Number of Unexercised Options at December 31, 2004 | | Value of Unexercised In-the-money Options December 31, 2004 (A) | |
|---|---|---|---|---|---|---|
| | (b) | (c) | (d) | | (e) | |
| Name | Shares Acquired on Exercise (#) | Value Realized (A) | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Andrea L. Head | - | - | 5,150 | 7,991 | $ 95,087 | $ 102,425 |
| Tom J. Mantor | - | - | 4,277 | 8,198 | $ 77,051 | $ 103,792 |
| James L. Ryan | - | - | 6,864 | 9,989 | $ 123,481 | $ 138,567 |
| John R. Sheets | - | - | 2,562 | 6,045 | $ 44,932 | $ 80,863 |
| Leland E. Wines | - | - | 4,167 | 7,824 | $ 75,205 | $ 99,167 |

(A) Market value of the underlying securities at exercise date or year-end, as the case
     may be, minus the exercise price of "in-the-money" options.

<u>Directors' Fees</u>

Directors of the Bank each received a fee of $21,000 for serving as a Director, with the exception of the Chairman who received $27,000 for serving. In addition, the Audit Committee Chairman, John Winther, received $15,000, in addition to the regular Director fee, for the responsibility of that position. In addition, directors, other than employees of the Bank, received $400 per committee meeting attended.

<u>EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL AGREEMENTS</u>

During 2000, the Bank entered into Employment Agreements with Messrs. Ryan, Mantor and Wines, and during 2002 with Ms. Head. These agreements supersede any prior employment agreements with these individuals. Each of these agreements is for an initial term of one year and they provide for automatic one-year extensions until the agreement is terminated as described in the agreements. The agreements provide for (a) a base salary determined and set from time to time by the Compensation Committee of the Board of Directors and agreed to by the employee, (b) participation in bonus compensation as determined by the Compensation Committee of the Board of Directors, (c) group insurance and other benefits as may be adopted for Bank employees. In addition, Mr. Ryan is entitled to a car allowance and payment of dues in a country club. In the event of termination of employment by the Bank without cause, the employee shall receive compensation equal to one year's salary.

The compensation received by each of these employees during 2005 under their agreements is set forth in the foregoing summary compensation table.

In addition, the Bank also entered into Change of Control Agreements with each of these four employees. The Change of Control Agreements shall remain in effect through the term of such employee's employment agreement. Under the terms of these agreements, in the event (a) the employee is terminated without cause at any time within two years after a "change of control" of the Bank, or (b) if the employee elects to terminate his employment during such two-year period "for good reason", then the employee shall receive compensation equal to two years' salary plus an amount equal to 24 times the monthly cost that the employee will incur for the continuation of the employee's health insurance under COBRA.

A change of control is defined in the Change of Control Agreement and means in general the sale or merger of BWC Financial Corp. or the Bank. "Good reason" for termination by the employee includes (i) a material change in employee's title, duties or responsibilities, (ii) a significant reduction in salary, or (iii) the location of the employee's new office being more than 15 miles away from the office in the Bank.

Other Transactions With Directors and Executive Officers

The Bank's current policy is one of not granting loans to its executive officers or directors, or the executive officers or directors of BWC, except that all directors are eligible to have a line of credit available to them with a maximum of $2,000 outstanding at any one time.  Such line of credit is made available to the directors on the same terms and at the same interest rate as is available to all other qualified customers of the Bank.  The Bank has had and expects to have banking transactions in the ordinary course of business with many of the principal shareholders of BWC and the Bank (and their associates), on substantially the same terms (including interest rates and collateral) as those prevailing for comparable transactions with others.  No loan to any director, executive officer, or shareholder of BWC or the Bank (or their associates) has involved more than normal risk of collectibility or presented other unfavorable features.  If loans were to be made to directors, executive officers, or principal shareholders of BWC or the Bank, then all such loans would be subject to the limitations prescribed by California Financial Code section 3370, et seq. and by the Financial Institutions Regulatory and Interest Rate Control Act of 1978, the principal effect of which is to require that any loan to a director, executive officer or principal shareholder be on non-preferential terms and, should all loans to that individual exceed $500,000 in the aggregate, be approved in advance by the Bank's Board of Directors.  With respect to transactions other than loans, BWC and the Bank have had and expect to have such transactions in the ordinary course of business with many of its directors, executive officers, and principal shareholders (and their associates), but all such transactions have been and will be on substantially the same terms as those prevailing for comparable transactions with others.


## ITEM NUMBER 2: RATIFICATION OF APPOINTMENT OF AUDITORS

The Audit Committee has selected Moss Adams LLP as Independent Auditors for BWC and its subsidiaries for the year 2006 and such selection has been approved by resolution of the Board of Directors.  Moss Adams LLP has informed BWC and its subsidiary Bank of Walnut Creek that it has had no connection during the past three years with BWC or its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.  The shareholders are asked to ratify the selection of Moss Adams LLP.  The Audit Committee in their discretion may change the appointment at any time during the year if they determine that such change would be in the best interest of BWC and its shareholders.  A representative from Moss Adams LLP will be present at the shareholders' meeting and will be available to respond to questions.

It is the policy of the Audit Committee that all engagements for auditing services, and non-audit services, be pre-approved by the Audit Committee. The pre-approval includes a review of the services to be undertaken and the estimated fees that will be incurred.

Fiscal 2005 Audit Firm Fee Summary

BWC retained as its principal auditor, Moss Adams LLP, to provide services in the following categories and paid to Moss Adams LLP the following amounts for the years indicated:

| a) Audit Fees | 2005 | 2004 |
|---|---|---|
| | $ 88,000 | $ 75,000 |

The Audit Committee has considered whether the provision of non-audit services by BWC's principal auditor is compatible with maintaining auditor independence and, after such consideration, the Audit Committee has determined that auditor independence was being maintained.

| b) Audit-Related-Fees | 2005 | 2004 |
|---|---|---|
| | $ 10,250 | $ 10,250 |

An annual audit of the financial statements of the Bank's Employee Stock Ownership and Savings Plan, is required by law.

| c) Tax Fees | 2005 | 2004 |
|---|---|---|
| | $ 8,500 | $ 9,000 |

Moss Adams LLP reviews BWC's quarterly tax estimates and prepares the annual tax filings to the IRS and Franchise Tax Board.

| d) All Other Fees | 2005 | 2004 |
|---|---|---|
| | None | None |

## AUDIT COMMITTEE REPORT

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent accountants. In performing its functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Bank's management, which has the primary responsibility for financial statements and reports, and of the independent accountants, who, in their report, express an opinion on the conformity of BWC's and the Bank's annual financial statements to accounting principles generally accepted in the United States. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005. This review included a discussion of the quality and the effectiveness of the Bank's financial reporting and control, including the clarity of disclosures in the financial statements.

The Audit Committee has discussed with the Independent Accountant the matters required to be discussed by Statement on Auditing Standards No. 61(Codification of Statements on Auditing Standards, AU Section 380) as amended.  The Audit Committee has received the written disclosures and the letter from the Independent Accountants required by Independent Standards Board Standard No. 1, Independent Discussion with Audit Committee, as may be modified or amended, and has discussed with the Independent Accountant the Independent Accountant's independence.  Based on the review and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in BWC's annual report on form 10-K for the year ended December 31, 2005.  The Board of Directors has adopted a written charter of the Audit Committee, a copy of which is included as Appendix A at the end of this proxy statement.

Richard G. Hill
Craig Lazzareschi
John F. Nohr
Reynold C. Johnson III
John L. Winther

## ITEM NUMBER 3: OTHER BUSINESS

If any other matters come before the meeting, not referred to in the enclosed proxy, including matters incident to the conduct of the meeting, the proxy holders will vote the shares represented by the proxies in accordance with their best judgment.  Management is not aware of any other business to come before the meeting and, as of the date of the preparation of this proxy statement, no shareholder has submitted to management any proposal to be acted upon at the meeting.

## TRADING IN BWC'S STOCK

The common stock of BWC is traded on the NASDAQ exchange. Hoefer & Arnett, Inc, The Seidler Companies, and Ryan Beck & Company, are primary market makers of BWC stock. The closing stock price on NASDAQ as of March 31, 2006 was $35.00.

## TOTAL RETURN PERFORMANCE

The Table below shows the total return for BWC Financial Corp. the Dow Jones Industrial (DJI), Nasdaq Composite index (NASDAQ), and S&P 500.



**Total Return Peformance**

Legend: BWCF, DJI, NASDAQ, S&P 500

## FINANCIAL AND STATISTICAL INFORMATION

A copy of BWC's consolidated financial statement as of December 31, 2005, and for the year then ended, is enclosed in this mailing. Additional copies are available to any shareholder upon request.

## SHAREHOLDER PROPOSALS

December 31, 2006, is the deadline for shareholders to submit proposals to be considered for inclusion in the proxy statement for BWC's 2007 annual shareholders meeting. In addition, if BWC receives a shareholder proposal for the 2007 annual meeting less than 45 days before the proxy statement for the annual meeting is mailed to shareholders, then the persons named as proxies for such annual meeting will have discretionary authority to vote on such matters.

## COMMUNICATION TO THE BOARD OF DIRECTORS

All shareholders may communicate directly to board members, or to any individual board member, by sending their correspondence or other communication addressed to the particular member or members in care of BWC Financial Corp, 1400 Civic Drive, Walnut Creek, CA 94596.

## LEGAL PROCEEDINGS

There are no pending, or to management's knowledge, any threatened material legal proceedings to which BWC or the Bank is a party or which any of BWC's or the Bank's properties are subject.

## FORM 10K

BWC'S ANNUAL REPORT FOR 2005 ON FORM 10K, WHICH IS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE TO ANY SHAREHOLDER WITHOUT CHARGE. THE REPORT MAY BE OBTAINED BY WRITTEN REQUEST TO THE CORPORATE SECRETARY, LELAND E. WINES, AT BANK OF WALNUT CREEK, 1400 CIVIC DRIVE, WALNUT CREEK, CA 94596.

THE ENCLOSED PROXY SHOULD BE COMPLETED, DATED, SIGNED, AND RETURNED IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.  AS AN ALTERNATIVE, THE PROXY MAY BE VOTED VIA THE INTERNET, OR BY PHONE, AS EXPLAINED ON THE ENCLOSED PROXY FORM.  PROMPT VOTING OF THE PROXY WILL BE APPRECIATED.

By Order of the Board of Directors


By: _____          Date: April 17, 2006
        Leland E. Wines, Secretary

# Audit Committee Charter

## BWC Financial Corp and Bank of Walnut Creek

## Overview

The Audit Committee ("Committee") is a committee of the Board of Directors charged with assisting the board in overseeing the integrity of the Bank's financial statements, including BWC Financial Corp (the parent corporation) and its subsidiaries, the Bank's compliance with legal and regulatory requirements (to the extent described herein), the independent auditor's qualifications and independence, the performance of the Bank's internal audit function, the work of the independent auditor, and the systems of internal controls which management and the Board of Directors have established.

The Committee is composed of no fewer than three members of the Board of Directors who meet the requirements for independence and knowledge (as those terms are from time to time defined by the regulators who have jurisdiction over these matters for the Bank). If possible, one of the members of the Committee should be an Audit Committee Financial Expert (as defined by the regulators). The Committee shall be appointed annually by the board. Reappointment of members and the selection of the chairperson are at the discretion of the board.

The function of the Committee is oversight. The management of the Bank is responsible for the preparation, presentation and integrity of the Bank's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out a proper audit of the Bank's annual financial statements, reviews of the Bank's quarterly financial statements prior to filing, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Committee are not full-time employees of the Bank and are not, and do not represent themselves to be, performing the functions of auditors or management. As such, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards.

Each member of this Committee is entitled to rely on the integrity of those persons and organizations within and outside the Bank from which it receives information, the accuracy of the financial and other information provided to this Committee by such persons or organizations absent actual knowledge to the contrary (which shall be reported promptly to the Board of Directors), and representations made by management as to any non-audit services provided by the independent auditor to the Bank.

## Authorities and Responsibilities

The Committee shall:

1.    Meet quarterly and as needed, and shall make regular reports to the board on the Committee's activities.

2.    Have the authority to conduct or authorize investigations into any matters within the scope of the Committee's responsibilities. The Committee, or the Audit Committee Chairman acting alone, shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigations. The Committee may request any officer or employee of the Bank or the Bank's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

3.    Have the authority and responsibility for the appointment, compensation, retention, and oversight of the work of the independent auditor, or any other firm engaged by the Bank for the purpose of preparing or issuing an audit or attestation report on financial information of the Bank, including resolution of disagreements between management and the independent auditor regarding financial reporting. The Committee shall review and approve the overall scope of work and fee estimates for all audit services to be performed by the independent auditor.

4.    Receive from the independent auditor periodically a formal written statement delineating all relationships between the independent auditor and the Bank, consistent with Independence Standards Board Standard 1. The Committee shall be responsible for actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the independent auditor.

5.    Review with management and the independent auditor the interim financial results, press releases and management certifications prior to their issuance and public filing.

6.    Review with management and the independent auditor, at the completion of the annual examination:

> The Bank's annual financial statements and related notes.
>
> The independent auditor's audit findings with respect to the financial statements and related reports.
>
> Significant financial reporting issues and judgments made in connection with the preparation of the Bank's financial statements.
>
> Any significant changes from the independent auditor's approved audit plan.
>
> Any serious difficulties or disputes with management encountered during the course of the audit and management's responses.

> Other matters raised by the "required communications" from the independent auditor to the Committee under generally accepted auditing or other standards or regulations.

> The cost of the audit.

7. Periodically confirm with the independent auditor that they and their personnel meet all legal and professional requirements for independence.

8. Review and approve, in advance, any non-audit services proposed to be performed by the independent auditor.

9. Inquire of management and the independent auditor about significant financial risks or exposures and assess the adequacy of the steps management has taken to minimize such risks to the Bank.

10. Review with management, the independent auditor and the internal auditor on an annual basis the Bank's internal controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

11. Review and oversee the activities of the Bank's internal audit function including:

    > Review the internal audit charter, plans, activities (including the results of all internal audit work performed), staffing, and organizational structure of the internal audit function. Ensure there are no unjustified restrictions or limitations placed on the work of the internal auditor.

    > Manage the appointment, replacement, or dismissal of the internal auditor.

    > Review the effectiveness of the internal audit function.

    > On a regular basis, meet separately with the internal auditor to discuss any matters that the Committee or internal auditor(s) believe should be discussed privately.

12. Review reports of regulatory audits and management's corrective actions, as applicable.

13. Meet with the independent auditor, the internal auditor and senior management in separate executive sessions regularly (with such frequency as it determines) to discuss any matters that the Committee or these groups believe should be discussed privately.

14. Establish and oversee procedures for the receipt of confidential and anonymous submissions, retention and treatment of complaints regarding accounting, internal accounting control or auditing matters.

15. Monitor compliance with the Bank's ethical code of conduct as required by applicable law or exchange listing standards and covering the conduct and ethical behavior of directors, officers and employees, and approve in advance any amendments to it or waivers of it for directors, executive officers and senior financial officers.

16. Prepare the Committee's annual report to be included in the Bank's proxy statement as required by the proxy rules under the Securities and Exchange Act of 1934.

17. Perform a review and evaluation, at least annually, of the performance of the Committee. The Committee shall review and re-assess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to the Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in such a manner as it deems appropriate.

Perform such other functions as may be assigned by regulation, the Bank's bylaws or the Board of Directors.